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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549   **SEC**

Mail Processing

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Section

FEB 2 7 2013

Washington DC
400

SEC FILE NUMBER
8-33680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/12_____ AND ENDING _____12/31/12_____

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First State Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7136 S. Yale, Suite 300

(No. and Street)

Tulsa	OK	74136
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.

(Name – if individual, state last, first, middle name)

8750 North Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Sidney I. Shupack_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __First State Securities, Inc._____ , as of __December 31_____ , 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

Notary Public Oklahoma
OFFICIAL SEAL
MEGGAN PALMER
Tulsa County
Comm. Expires_____
Comm. # 12000673

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

FIRST STATE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2012

FIRST STATE SECURITIES, INC.

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1-2
STATEMENT OF FINANCIAL CONDITION	3
STATEMENT OF INCOME	4
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	5
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8 - 10

SUPPORTING SCHEDULES

		PAGE
Schedule I:	Computation of Net Capital Per Under Rule 15c3-1 of the Securities and Exchange Commission	12 - 13
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	16 - 17



ACCOUNTANTS
CONSULTANTS

<center>INDEPENDENT AUDITOR'S REPORT</center>

Board of Directors
First State Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of First State Securities, Inc. as of December 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First State Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway	972.387.4300		CPAmerica International, in alliance with Crowe Horwath International
Suite 300	800.834.8586	Member:	The International Accounting Group
Dallas, TX 75231-6464	972.960.2810 fax		World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2013

FIRST STATE SECURITIES, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	681
Money market mutual fund		52,068
Receivable from clearing broker/dealer		30,002
Common stocks owned at fair value (cost of $68,350)		124,950
Other assets		1,790
Total Assets	$	209,491

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Income tax liabilities	$	7,619
Due to Financial		7,035
Total liabilities		14,654
Stockholder's equity		
Common stock - $1 par value, 300,000 shares authorized, 27,700 shares issued, less 500 shares of treasury stock		27,200
Additional paid-in capital		95,106
Retained earnings		72,531
Total stockholder's equity		194,837
Total Liabilities and Stockholder's Equity	$	209,491

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2012

Revenue		
Commissions	$	4,528
Revenue from sale of investment company shares		9
Interest and dividends		9,463
Realized gains on marketable securities		17,031
Unrealized losses on marketable securities		(14,262)
		16,769
Expenses		
Clearance paid to broker		3,961
Communications		1,732
Occupancy costs		3,112
Regulatory fees		1,478
Other		5,030
		15,313
Net income before income taxes		1,456
Provision (benefit) for income taxes		13,122
Net Loss	$	(11,666)

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Due from Financial	Total
Balance, December 31, 2011	27,200	$ 27,200	$ 95,106	$ 284,197	$ (98,253)	$ 308,250
Collection of advances to affiliates					98,253	98,253
Dividend to Financial				(200,000)		(200,000)
Net loss				(11,666)		(11,666)
Balance, December 31, 2012	27,200	$ 27,200	$ 95,106	$ 72,531	$ --	$ 194,837

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2012

Balance, December 31, 2011	$ --
Additions	--
Retirements	--
Balance, December 31, 2012	$ --

The accompanying notes are an integral part of these financial statements.

FIRST STATE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net loss	$	(11,666)
Adjustments to reconcile net loss to net		
cash provided (used) by operating activities:		
Deferred income tax expense		14,493
Realized gains on investment securities		(17,031)
Unrealized losses on investment securities		14,262
Change in assets and liabilities:		
Decrease in other assets		31
Net cash provided (used) by operating activities		89
Cash Flows from Investing Activities		
Net receipts from Financial and Advisors		97,029
Proceeds from sale of long-term investment securities		249,830
Purchase of long-term investment securities		(95,937)
Net cash provided (used) by investing activities		250,922
Cash Flows from Financing Activities		
Dividend to Financial		(200,000)
Net cash provided (used) by financing activities		(200,000)
Net increase in cash and cash equivalents		51,011
Beginning cash and cash equivalents		1,738
Ending cash and cash equivalents	$	52,749
Supplemental Disclosures		
Cash paid for:		
Interest	$	--
Income taxes	$	--

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

First State Securities, Inc. ("Securities" or the "Company") is a wholly-owned subsidiary of First State Financial, Inc. ("Financial"). First State Investment Advisors, Inc. ("Advisors"), an affiliate that is also wholly-owned by Financial, provides investment advisory services to Securities' customers.

Securities is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker/dealer.

Securities' customers are primarily individuals residing in the Tulsa, Oklahoma metropolitan area. Securities' clearing broker/dealer is located in Dallas, Texas. Receivable from clearing broker/dealer is primarily a clearing deposit.

Note 2 - Summary of Significant Accounting Policies

Common Stocks Owned

Common stocks owned are carried at fair value as determined by quoted market prices. The resulting difference between cost (determined by specific identification) and market (or fair value) is included in income. Common stocks are held for long-term investment and consist of shares in U.S. companies which are listed on a national exchange and operate in various industries.

Securities Transactions

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Cash Equivalents

Securities treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows. Cash and cash equivalents at December 31, 2012 are as follows:

Cash	$ 681
Money market mutual funds	52,068
	$ 52,749

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Summary of Significant Accounting Policies, continued

Income Taxes

Securities files a consolidated federal and Oklahoma income tax returns with Financial. Income taxes are recorded using the separate company method to comply with U.S. GAAP. Any resulting provision or benefit for income taxes is recorded in the statement of income. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three years from the date of filing.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 3 -   Fair Value Measurements

In accordance with U.S. GAAP, Securities categorizes its common stocks owned recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Securities' securities owned are classified as Level 1 assets because valuations are based on quoted prices in active markets for identical assets that Securities has the ability to access.

Note 4 -   Related Party Transactions

Advisors provides personnel, office space and other administrative services to Securities under an expense sharing agreement. Expenses incurred under this agreement aggregated $4,237 in 2012.

Note 5 -   Commitments and Contingencies

Securities is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potential indemnification loss at December 31, 2012.

Note 6 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2012 and the procedures followed in making the periodic computations required. At December 31, 2012, Securities had net capital of approximately $157,418 and net capital requirements of $100,000. The ratio of aggregate indebtedness to net capital was .09 to 1 at December 31, 2012. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 7 -   Possession or Control Requirements

Securities does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 8 -   Income Taxes

The provision for income taxes consists of a current income tax benefit of $1,371 and deferred income tax expense of $14,493.

Income tax assets consist of the following:

Deferred taxes

Capital loss carryforwards (asset)	$	27,301
Valuation allowance		(13,651)
Unrealized gains on investment securities (liability)		(22,640)
Net deferred tax (liability)		(8,990)
Current income tax benefit		1,371
Net income tax assets (liabilities)	$	(7,619)

The valuation allowance increased $13,651 in 2012. Capital loss carryforwards expire in 2013.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

December 31, 2012

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

Computation of Net Capital

Total stockholder's equity qualified for net capital		$	194,837
Deductions and/or charges			
Non-allowable assets:			
Other assets	$ 1,790		(1,790)
Net capital before haircuts on securities positions			193,047
Haircuts on securities (computed, where applicable,			
pursuant to Rule 15c3-1(f)):			
Money market mutual fund	1,041		
Common stocks	18,742		
Undue concentration	15,846		(35,629)
Net capital		$	157,418

Aggregate Indebtedness

Items included in statement of financial condition

Deferred income taxes		$	7,619
Due to Financial			7,035
Total aggregate indebtedness		$	14,654

Schedule I (continued)

FIRST STATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2012

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	977
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	100,000
Net capital in excess of minimum required	$	57,418
Excess net capital at 1000%	$	155,953
Ratio: Aggregate indebtedness to net capital		.09 to 1

Reconciliation with the Company's Computation

Net Capital per the Company's December 31, 2012 FOCUS IIA	$	168,350
Increase in deferred income tax expense		(12,141)
Increase in undue concentration haircut		(161)
Decrease in non-allowable assets		1,370
Net Capital per Report Pursuant to SEC Rule 17a-5(d)	$	157,418

Schedule II

<u>FIRST STATE SECURITIES, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2012</u>

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2012


ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
First State Securities, Inc.

In planning and performing our audit of the financial statements of First State Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

www.cfllp.com

8750 N. Central Expressway	972.387.4300		CPAmerica International, in alliance with Crowe Horwath International
Suite 300	800.834.8586	Member:	The International Accounting Group
Dallas, TX 75231-6464	972.960.2810 fax		World Services Group

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2013

FIRST STATE SECURITIES, INC.

December 31, 2012

Report Pursuant to Rule 17a-5(d)

